Exhibit 4.60

Private & confidential

Dated: 31 March, 2020

ALPHA BANK A.E.

(as Lender)

- and -

SQUIRE OCEAN NAVIGATION CO.

(as borrower)

-and-

LEADER SHIPPING CO.

(as collateral owner)

FOURTH SUPPLEMENTAL AGREEMENT in relation to a Loan Agreement originally dated 4th November, 2015 for a loan facility of (initially) up to US$33,750,173

THIS AGREEMENT (hereinafter called “this Agreement”) is made this 31st day of March, 2020;

B E T W E E N

(1)	ALPHA Bank A.E., a banking société anonyme incorporated in and pursuant to the laws of the Hellenic Republic with its head office at 40 Stadiou Street, Athens GR 102 52, Greece, acting, except as otherwise herein provided through its office at 93 Akti Miaouli, Piraeus, Greece (hereinafter called the “Lender”, which expression shall include its successors and assigns);

(2)	SQUIRE OCEAN NAVIGATION CO., a company duly incorporated and validly existing under the laws of the Republic of Liberia having its registered office at 80 Broad Street, Monrovia, Republic of Liberia (hereinafter called the “Borrower”, which expression shall include its successors); and

(3)	LEADER SHIPPING CO., a company duly incorporated and validly existing under the laws of the Republic of the Marshall Islands having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960 (hereinafter called the “Collateral Owner”, which expression shall include its successors);

IS SUPPLEMENTAL to a loan agreement dated 4th November, 2015, as amended and/or supplemented by (1) a first supplemental agreement dated 28th July 2016 (the “First Supplemental Agreement”), (2) a second supplemental agreement dated 29th June 2018 (the “Second Supplemental Agreement”) and (3) a third supplemental agreement dated 1st day of July, 2019 (the “Third Supplemental Agreement”) made between (i) the Lender, as lender, (ii) the Borrower, as borrower and (iii) the Collateral Owner, as collateral owner (the said loan agreement as amended and/or supplemented by the First Supplemental Agreement, the Second Supplemental Agreement and the Third Supplemental Agreement is hereinafter called the “Principal Agreement”), on the terms and conditions of which the Lender agreed to advance and has advanced to the Borrower, a loan (the “Loan”) of up to United States Dollars Thirty three million seven hundred fifty thousand one hundred seventy three ($33,750,173), for the purpose therein specified (the Principal Agreement as hereby amended and/or supplemented and as the same may hereinafter be amended and/or supplemented called the “Loan Agreement”).

W H E R E A S :

(A)	the Borrower and the Collateral Owner hereby acknowledge and confirm that (a) the Lender has advanced to the Borrower, the full amount of the Loan in the principal amount of United States Dollars Thirty three million seven hundred fifty thousand one hundred seventy three ($33,750,173) and (b) as of the Effective Date the principal amount of United States Dollars Twenty Six Million Eighty One Thousand Three Hundred Twenty Six and Twenty Five cents ($26,081,326.25 ) in respect of the Loan remains outstanding;

(B)	pursuant to a Guarantee dated 4th November 2015 as amended and/or supplemented by a first deed of amendment of guarantee dated 28th July, 2016 (the “First Amendment”), a second deed of amendment of guarantee dated 29th June 2018 (the “Second Amendment”) and a third deed of amendment of guarantee dated 1st day of July, 2019 (the “Third Amendment”) (the said Guarantee as amended and/or supplemented by the First Amendment, the Second Amendment and the Third Amendment is hereinafter called the “Guarantee”), Seanergy Maritime Holdings Corp., of the Republic of the Marshall Islands (the “Guarantor”) irrevocably and unconditionally guaranteed the due and timely repayment of the Loan, and the interest and default interest accrued thereon and the performance of all the obligations of the Borrower under the Loan Agreement and the Security Documents executed in accordance thereto;

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(C)	the Borrower and the other Security Parties have requested the Lender to grant its consent to (inter alia):

(a)	the amendment of the Security Requirement provisions in the Principal Agreement;

(b)	the amendment of the minimum liquidity covenant set out in Clause 8.1(j) (Liquidity) of the Principal Agreement;

(c)	the amendment of the repayment schedule set out in Clause 4.1 (Repayment) of the Principal Agreement;

(d)	the amendment of the control and ultimate beneficial ownership requirements provided in Clause 6.1 (m) (Shareholdings) and Clause 8.2 (s) (Control) of the Principal Agreement;

(e)	the amendment of the dividends covenants provided in Clause 8.2 (n) (Dividends) of the Principal Agreement;

(f)	the amendment of the financial covenants requirements provided in Clause 8.6 (Additional Financial Covenants – Compliance Certificate) of the Principal Agreement,

and the Lender has agreed thereto conditionally upon terms that the Principal Agreement shall be amended in the manner hereinafter set out in Clause 6 of this Agreement.

NOW THEREFORE IT IS HEREBY AGREED AS FOLLOWS:

1.	DEFINITIONS

1.1	Defined terms and expressions

Words and expressions defined in the Principal Agreement and not otherwise defined herein (including the Recitals hereto) shall have the same meanings when used in this Agreement.

1.2	Additional definitions

In addition, in this Agreement the words and expressions specified below shall have the meanings attributed to them below:

“Effective Date” means the date whereby:

i.	All the conditions contained in Clause 5 of this Agreement have been satisfied, and

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ii.	The Instalment Due has been paid on the due date for such payment, i.e. on the 1st day of April 2020 and proof of such payment is available to the Lender.

“Guarantee Deed of Amendment No. 4” means the deed of amendment of the Guarantee to be executed by the Guarantor in favour of the Lender in form and substance satisfactory to the Lender.

“Mortgage Amendment No. 1” means the amendment of the Mortgage to be executed by the Borrower in favour of the Lender over the Vessel.

1.3	Construction

In this Agreement

(a)	Where the context so admits words importing the singular number only shall include the plural and vice versa and words importing persons shall include firms and corporations;

(b)	clause headings are inserted for convenience of reference only and shall be ignored in construing this Agreement;

(c)	references to Clauses are to clauses of this Agreement save as may be otherwise expressly provided in this Agreement; and

(d)	all capitalised terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Loan Agreement.

2.	BORROWER’S ACKNOWLEDGMENT OF INDEBTEDNESS

The Borrower hereby declares and acknowledges that as at the date hereof the outstanding principal amount of the Loan is United States Dollars Twenty Six Million Eighty One Thousand Three Hundred Twenty Six and Twenty Five cents ($26,081,326.25), which shall be repaid in accordance with Clause 4.1 (Repayment) of the Loan Agreement, and which amount is due to be reduced according to the scheduled payment of the Instalment Due (as defined hereinbelow) on its due date as per the terms hereof.

3.	REPRESENTATIONS AND WARRANTIES

3.1	Representations and warranties under the Principal Agreement

The Borrower and the Collateral Owner hereby represent and warrant to the Lender as at the date hereof that the representations and warranties set forth in the Principal Agreement and the Security Documents (updated mutatis mutandis to the date of this Agreement) are (and will be on the Effective Date) true and correct as if all references therein to “this Agreement” were references to the Principal Agreement as amended and supplemented by this Agreement.

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3.2	Additional representations and warranties

In addition to the above, the Borrower and the Collateral Owner hereby represent and warrant to the Lender as at the date of this Agreement that:

a.	each of the Security Parties is duly formed, is validly existing and in good standing under the laws of the place of its incorporation and has full power to carry on its business as it is now being conducted and to enter into and perform its obligations under the Principal Agreement and this Agreement and has complied with all statutory and other requirements relative to its business and does not have an established place of business in any part of the United Kingdom or the USA;

b.	all necessary licences, consents and authorities, governmental or otherwise under this Agreement and the Principal Agreement have been obtained and, as of the date of this Agreement, no further consents or authorities are necessary for any of the Security Parties to enter into this Agreement or otherwise perform its obligations hereunder;

c.	this Agreement constitutes the legal, valid and binding obligations of the Security Parties thereto enforceable in accordance with its terms;

d.	the execution and delivery of, and the performance of the provisions of this Agreement do not, and will not contravene any applicable law or regulation existing at the date hereof or any contractual restriction binding on any of the Security Parties or its respective constitutional documents;

e.	no action, suit or proceeding is pending or threatened against the Borrower and the Collateral Owner or its assets before any court, board of arbitration or administrative agency which could or might result in any material adverse change in the business or condition (financial or otherwise) of any of the Borrower or the other Security Parties;

f.	none of the Security Parties is not and at the Effective Date will not be in default under any agreement by which it is or will be at the Effective Date bound or in respect of any financial commitment, or obligation;

g.	No US Tax Obligor: None of the Security Parties is a US Tax Obligor; and

h.	Sanctions:

(i)	None of the Security Parties is a Prohibited Person nor is controlled by, or acting directly or indirectly on behalf of or for the benefit of, a Prohibited Person and none of the Borrower, the Collateral Owner or the Guarantor controls a Prohibited Person; and

(ii)	To the best of the Security Parties’ knowledge, no proceeds of the Loan have been made available, directly or indirectly, to or for the benefit of a Prohibited Person or

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(iii)	no proceeds of the Loan otherwise shall be, directly or indirectly, applied in a manner or for a purpose prohibited by Applicable Sanctions.

3.3	Survival

The representations and warranties of the Borrower and the Collateral Owner in this Agreement shall survive the execution of this Agreement and shall be deemed to be repeated at the commencement of each Interest Period.

4.	AGREEMENT OF THE LENDER

The Lender, relying upon each of the representations and warranties set out in Clause 3 hereby agrees with the Borrower and the Collateral Owner, subject to and upon the terms and conditions of this Agreement and in particular, but without limitation, subject to the fulfilment of the conditions precedent set out in Clause 5 that the Principal Agreement be amended in the manner more particularly set out in Clause 6.

5.	CONDITIONS

5.1	Conditions precedent

The agreement of the Lender contained in Clause 4 shall be expressly subject to the condition that the Lender shall have received on or before the Effective Date in form and substance satisfactory to the Lender and its legal advisers:

a.	a certificate of good standing or other equivalent document issued by the competent authorities of the place of its incorporation in respect of each of the Borrower, the Collateral Owner and the Guarantor;

b.	resolutions duly passed by the Board of Directors of the Borrower, the Collateral Owner and the Guarantor and resolutions passed at a meeting of the shareholders of the Borrower and the Guarantor (and of any corporate shareholder thereof), if applicable, evidencing approval of this Agreement, the Mortgage Amendment No. 1 and/or the Guarantee Deed of Amendment No. 4 (as the case may be) and authorising appropriate officers or attorneys–in-fact to execute the same and to sign all notices required to be given under this Agreement on its behalf or other evidence of such approvals and authorisations as shall be acceptable to the Lender;

c.	all documents evidencing any other necessary action or approvals or consents with respect to this Agreement, including, but not limited to, Certificates of Incumbency issued by any of the Directors of the Borrower and the Guarantor evidencing approval of this Agreement, the Mortgage Amendment No. 1 and/or the Guarantee Deed of Amendment No. 4 (as the case may be) and authorising appropriate officers or attorneys-in-fact to execute the same and to sign all notices required to be given under this Agreement on its behalf or other evidence of such approvals and authorisations as shall be acceptable to the Lender;

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d.	the original of any power(s) of attorney issued in favour of any person executing this Agreement, the Mortgage Amendment No. 1 and/or the Guarantee Deed of Amendment No. 4 on behalf of the Borrower, the Collateral Owner, and the Guarantor;

e.	a Certificate of Incumbency issued by any of the Directors of the Collateral Owner evidencing (inter alia) that the resolutions of the Board of Directors of the Collateral Owner and of the sole shareholder of the Collateral Owner, both dated 28 June 2018 have not been amended, modified, revoked and are in full force and effect;

f.	all documents evidencing any other necessary action or approvals or consents with respect to this Agreement;

g.	duly executed originals of the Mortgage Amendment No. 1 and the Guarantee Deed of Amendment No. 4 and, where appropriate, duly registered in favour of the Lender;

h.	evidence satisfactory to the Lender that the Borrower has paid or shall pay the next repayment instalment under the Principal Agreement falling due on the 1st April 2020 in the amount of Dollars Five Hundred Thousand ($500,000) (the “Instalment Due”) on such due date for such payment.; and

i.	such favourable legal opinions from lawyers acceptable to the Lender and its legal advisors as the Lender shall require.

6.	VARIATIONS TO THE PRINCIPAL AGREEMENT

6.1	Amendments

In consideration of the agreement of the Lender contained in Clause 4, the Borrower hereby agrees with the Lender that (subject to the satisfaction of the conditions precedent contained in Clause 5, the provisions of the Principal Agreement shall be varied and/or amended and/or supplemented as follows, with effect from the Effective Date:

a.	the following new definition shall be added in alphabetical order to Clause 1.2 (Definitions) of the Principal Agreement reading as follows:

“Fourth Supplemental Agreement” means the Fourth Supplemental Agreement dated 31 March, 2020 supplemental to this Agreement to be executed and made between (inter alios) the Borrower and the Lender whereby this Agreement shall be amended as there in provided;

“Instalment Due” means, a repayment instalment in the amount of United States Dollars Five Hundred Thousand ($500,000) which is due and payable on 1st April 2020;

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b.	the following definitions of Clause 1.2 (Definitions) of the Principal Agreement shall be amended so as to read as follows:

“Balloon Instalment” means, the part of the Loan amounting to United States Dollars Fourteen million nine hundred seventy four thousand nine hundred fifty eight (US$14,974,958);

“Final Maturity Date” means, the 31st date of December 2022;

“Security Requirement” means, until the end of the Security Period, the amount in United States Dollars (as certified by the Lender whose certificate shall, in the absence of manifest error, be conclusively binding on the Borrower) which is at any relevant time (1) in excess of one hundred percent (100%) of the Loan commencing from the 1st January 2020 until and including the 31st of December 2020, (2) in excess of one hundred and ten percent (110%) of the Loan commencing from the 1st January, 2021 until and including the 31st of December 2021, and (3) in excess of one hundred and fifteen percent (115%) of the Loan commencing from the 1st January, 2022 until and including the 31st of December 2022; For the avoidance of doubt, no Security Requirement is applicable until 31st March 2020; For the avoidance of doubt, it is hereby re-iterated that the Security Value shall (inter alia) include the Excess Value of the Collateral Vessel;”

c.	with effect as from the Effective Date, Clause 4.1 (Repayment) of the Principal Agreement shall be deleted in its entirety and replaced to read as follows:

“Repayment. The Borrower shall and it is expressly undertaken by the Borrower to repay the outstanding principal amount of the Loan (resulting after payment of the Instalment Due) amounting as of the date of the Fourth Supplemental Agreement to Dollars Twenty Five Million Five Hundred Eighty One Thousand Three Hundred Twenty Six and Twenty Five cents ($25,581,326.25), by: (a) eleven (11) consecutive quarterly Repayment Instalments, the first of which falls due for payment on 30th June 2020 and each of the subsequent ones consecutively falling due for payment on each of the dates falling three (3) months after the immediately preceding Repayment Date with the last (the 11th) of such Repayment Instalments falling due for payment on the Final Maturity Date and (b) an additional bullet repayment of principal in the amount of Dollars Five Hundred Thousand ($500,000) to be made latest on the 1st day of October 2020 and (c) the Balloon Instalment payable together with the last (the 11th) Repayment Instalment on the Final Maturity Date; subject to the provisions of this Agreement, the amount of each of such Repayment Instalments shall be Dollars Nine hundred eighteen thousand seven hundred sixty and seventy five cents ($918,760.75), provided, that (a) if the last Repayment Date would otherwise fall after the Final Maturity Date, the last Repayment Date shall be the Final Maturity Date, (b) on the Final Maturity Date the Borrower shall also pay to the Lender any and all other moneys then due and payable under this Agreement and the other Security Documents and (c) if any of the Repayment Instalments shall become due on a day which is not a Banking Day, the due date therefor shall be extended to the next succeeding Banking Day unless such Banking Day falls in the next calendar month in which event such due date shall be the immediately preceding Banking Day.”

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d.	Clause 6.1 (m) (Shareholdings) of the Principal Agreement shall be deleted in its entirety and replaced to read as follows:

“Shareholdings

Throughout the Security Period:

i.	the person(s) disclosed to the Lender at the negotiation of this Agreement (A) do/does maintain and shall maintain at all times control of the Guarantor and (B) do/does and shall hold beneficially whether directly or indirectly the voting rights attaching to at least 25% of the shares issued and outstanding in the share capital of the Guarantor (including all shares issuable upon exercise of the conversion option under the Notes), but in all cases and for the avoidance of doubt no person(s) other than the said person(s) disclosed to the Lender at the negotiation of this Agreement shall gain control over the Guarantor without the prior written consent of the Lender to be given at the Lender’s sole discretion; and

ii.	no change has been made directly or indirectly in the ownership, beneficial ownership, control or management of the Borrower or any share therein or of the Vessel (especially concerning class or flag);

iii.	the Borrower is and will continue to be until the Final Maturity Date a 100 % directly owned subsidiary of the Guarantor;

For the purposes of this Clause 6.1 (m) (Shareholdings), “control” shall mean:

A.	the power (whether by way of ownership of shares, partnership units, proxy, contract, agency or otherwise) to:

i.	cast, or control the casting of, more than 50% of the maximum number of votes that might be cast at a general meeting of the Guarantor; or

ii.	appoint or remove all, or the majority, of the directors or other equivalent officers of the Guarantor; and/or

B.	the holding beneficially of more than 50% of the issued shares of the Guarantor (excluding any part of that issued shares that carries no right to participate beyond a specified amount in a distribution of either profits or capital).”

e.	Clause 8.1 (j) (Liquidity) of the Principal Agreement shall be deleted in its entirety and replaced to read as follows:

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“Liquidity: ensure that as from 1st January, 2020 and throughout the remainder of the Security Period the Borrower shall maintain a 30 days moving average balance of $500,000 (to be calculated on a quarterly basis every end of March, June, September and December of each Financial Year) for the Vessel. For the avoidance of any doubt the Liquidity under this Clause should always be included in the Liquidity of the Guarantor under Clause 8.6(a) (Liquidity) of this Agreement and under Clause 5.3(a) (Liquidity) of the Guarantee.”;

f.	Clause 8.2 (n) (Dividends) of the Principal Agreement shall be deleted in its entirety and replaced to read as follows:

“Dividends: declare or pay any dividends or distribute any of its present or future assets, undertakings, rights or revenues to any of its shareholders save as hereinafter provided:

i.	the Borrower may declare or pay such dividends subject to no Event of Default having occurred and being continuing; and

ii.	the Guarantor may declare or pay such dividends subject to no Event of Default having occurred and being continuing.”

g.	Clause 8.2 (s) (Control) of the Principal Agreement shall be deleted and replaced to read as follows:

“Control: throughout the Security Period permit:

i.	the person(s) disclosed to the Lender at the negotiation of this Agreement (A) not to maintain at all times control of the Guarantor and (B) not to hold beneficially whether directly or indirectly the voting rights attaching to at least 25% of the shares issued and outstanding in the share capital of the Guarantor (including all shares issuable upon exercise of the conversion option under the Notes). In all cases and for the avoidance of doubt no person(s) other than the said person(s) disclosed to the Lender at the negotiation of this Agreement shall gain control over the Guarantor without the prior written consent of the Lender to be given at the Lender’s sole discretion; and

ii.	any change to be made directly or indirectly in the ownership, beneficial ownership, control or management of the Borrower or any share therein or of the Vessel (especially concerning class or flag);

iii.	any change to be made resulting in the Borrower not being a 100 % directly owned subsidiary of the Guarantor;

For the purposes of this Clause 8.2 (s) (Control), “control” shall mean:

A.	the power (whether by way of ownership of shares, partnership units, proxy, contract, agency or otherwise) to:

i.	cast, or control the casting of, more than 50% of the maximum number of votes that might be cast at a general meeting of the Guarantor; or

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ii.	appoint or remove all, or the majority, of the directors or other equivalent officers of the Guarantor; and/or

B.	the holding beneficially of more than 50% of the issued shares of the Guarantor (excluding any part of that issued shares that carries no right to participate beyond a specified amount in a distribution of either profits or capital).”

h.	Clause 8.6 (Additional Financial Covenants – Compliance Certificate) of the Principal Agreement shall be deleted in its entirety and replaced to read as follows:

“Guarantor’s Financial Covenants - Compliance Certificate. The Borrower will ensure that, based on the relevant Accounting Information for that Financial Year or the relevant period, the Guarantor shall comply with the financial covenants set out below:

Liquidity: the Guarantor shall procure and ensure that it is maintained throughout the Security Period, Corporate Liquidity (including any contractually committed but undrawn parts of the Notes) in an amount equal to $500,000 per Fleet Vessel. The compliance of the Guarantor with this undertaking shall be determined by the Lender in respect of each Financial Semester Day on the basis of the semi-annual unaudited financial statements of the Guarantor and in respect of each other quarter of each Financial Year on the basis of a letter of the Guarantor confirming the aforesaid liquidity.

Calculations: For the purposes of this Clause 8.6: (a) no item shall be deducted or credited more than once in any calculation; and (b) any amount expressed in a currency other than Dollars shall be converted into Dollars in accordance with the Applicable Accounting Principles.

“Corporate Liquidity” means the aggregate of (a) any amount standing to the credit of the Earnings Account and (b) all cash deposits legally and beneficially owned by the Guarantor and any member of the Group which are free from any security other than,

(i)        in respect of any deposit held with the Lender, security created to secure the obligations of the Borrower under the Loan Agreement;

(ii)       in respect of deposits held with other lenders of the Group, security created to secure the obligations of the respective borrower(s) under the respective loan agreement(s); and

(iii)       in respect of deposits held with other lenders of the Group as drydocking reserve cash under the respective loan agreement(s).

FOR THE AVOIDANCE OF DOUBT Corporate Liquidity to include minimum liquidity requirements by the Lender and other lenders of the Group.”

i.	Schedule 3 of the Principal Agreement shall be deleted in its entirety.

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6.2	Security Documents

With effect as from the Effective Date the definition “Security Documents” shall be deemed to include the Security Documents as amended and/or supplemented in pursuance to the terms hereof and any document or documents (including if the context requires the Loan Agreement) that may now or hereafter be executed as security for the repayment of the Loan, interest thereon and any other moneys payable by the Borrower under the Principal Agreement and the Security Documents (as herein defined) as well as for the performance by the Borrower and the other Security Parties as defined in the Loan Agreement of all obligations, covenants and agreements pursuant to the Principal Agreement, this Agreement and/or the Security Documents.

6.3	Construction

All references in the Principal Agreement to “this Agreement”, “hereunder” and the like and all references in the Security Documents to the “Loan Agreement” shall be construed as references to the Principal Agreement as amended and/or supplemented by this Agreement.

7.	CONTINUANCE OF PRINCIPAL AGREEMENT AND SECURITY DOCUMENTS

Save for the alterations to the Principal Agreement, and the Security Documents made or to be made pursuant to this Agreement, and such further modifications (if any) thereto as may be necessary to make the same consistent with the terms of this Agreement, the Principal Agreement shall remain in full force and effect and the security constituted by the Security Documents executed by the Borrower and the other Security Parties shall continue to remain valid and enforceable and the Borrower, the Collateral Owner and the Guarantor hereby jointly and severally reconfirm their respective obligations under the Principal Agreement as hereby amended and under the Security Documents to which each of them is a party.

8.	ENTIRE AGREEMENT AND AMENDMENT

8.1	Entire Agreement

The Principal Agreement, the other Security Documents, and this Agreement represent the entire agreement among the parties hereto with respect to the subject matter hereof and supersede any prior expressions of intent or understanding with respect to this transaction and may be amended only by an instrument in writing executed by the parties to be bound or burdened thereby.

8.2	Supplemental – Effect on Principal Agreement

This Agreement is supplementary to and incorporated in the Principal Agreement, all terms and conditions whereof, including, but not limited to, provisions on payments, calculation of interest and Events of Default, shall apply to the performance and interpretation of this Agreement.

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9.	FEES AND EXPENSES

9.1	Indemnity

The Borrower agrees to pay to the Lender upon demand on a full indemnity basis and from time to time all costs, charges and expenses (including legal fees) incurred by the Lender in connection with the negotiation, preparation, execution and enforcement or attempted enforcement of this Agreement and any document executed pursuant thereto and/or in preserving or protecting or attempting to preserve or protect the security created hereunder and/or under the Security Documents.

9.2	Amendment fee

The agreement of the Lender to the amendment of the Principal Agreement as herein provided shall be expressly subject to the condition that the Borrower shall pay to the Lender a non-refundable amendment fee of an amount of Dollars Seventy Five thousand ($75,000) payable as follows:

i.	Dollars Thirty Seven thousand five hundred ($37,500) on the date of signing of this Agreement; and

ii.	Dollars Thirty Seven thousand five hundred ($37,500) on the 1st day of July 2020.

9.3	Stamp duty etc.

The Borrower covenants and agrees to pay and discharge all stamp duties, registration and recording fees and charges and any other charges whatsoever and wheresoever payable or due in respect of this Agreement and/or any document executed pursuant hereto.

10.	MISCELLANEOUS

The provisions of Clause 14 (Assignment, Transfer, Participation, Lending Office) and Clause 16.1 (Notices) of the Principal Agreement shall apply to this Agreement as if the same were set out herein in full.

12.        LAW AND JURISDICTION

12.1	Governing Law

This Agreement and any non-contractual obligations arising out or in connection with it shall be governed by and construed in accordance with English law and the provisions of Clause 17 (Law and Jurisdiction) of the Principal Agreement shall apply mutatis mutandis to this Agreement as if the same were set out herein in full.

12.2	Third Party Rights

No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement.

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EXECUTION PAGE

the borrower

SIGNED by	)
Mr Stavros Gyftakis	)
for and on behalf of	)
SQUIRE OCEAN NAVIGATION CO.	)	/s/ Stavros Gyftakis
of Liberia, in the presence of:	)	Attorney-in-fact

Witness:	/s/ Dimitrios Sioufas
Name:	Dimitrios Sioufas
Address:	13 Defteras Merarchias Str.,
Piraeus, Greece
Occupation:	Attorney-at-law

the COLLATERAL OWNER

SIGNED by	)
Mr Stavros Gyftakis	)
for and on behalf of	)
LEADER SHIPPING CO.	)	/s/ Stavros Gyftakis
of Marshall Islands, in the presence of:	)	Attorney-in-fact

Witness:	/s/ Dimitrios Sioufas
Name:	Dimitrios Sioufas
Address:	13 Defteras Merarchias Str.,
Piraeus, Greece
Occupation:	Attorney-at-law

THE LENDER

SIGNED by	)
Mr. Konstantinos Sotiriou	)	/s/ Konstantinos Sotiriou
and Mr. Konstantinos Flokos	)	Attorney-in-fact
for and on behalf of	)
ALPHA BANK A.E.	)	/s/ Konstantinos Flokos
in the presence of:	)	Attorney-in-fact

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